SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549




                          FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 OR 15d-16
                OF SECURITIES EXCHANGE ACT OF 1934


                    For the month of JULY 2003
        SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

             31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)






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For immediate release 24 July 2003

       SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC ("SVIIT")
                 ANNOUNCES COMMITMENT TO PERMIRA EUROPE III

SVIIT, the private equity fund of funds and fund advisory group, today announces its commitment of EUR400 million to Permira's third pan-European buy-out fund, Permira Europe III, at the fund's first close.

Permira Europe III's investment strategy will follow that of its predecessors, Permira Europe I & II. Permira Europe III will make leveraged and unleveraged acquisitions in European businesses or in global businesses with a strong European presence, especially in Permira's preferred sectors: business services, chemicals, consumer, industrial products and services and technology. Typical deal sizes will be in the range of EUR100 million to EUR3 billion.


Nick Ferguson, Chief Executive of SVIIT, commented: "Permira is a leading international private equity firm. The speed at which they have reached the first close of this fund is a testament to the high level of confidence that both existing and new investors have shown in them. We look forward to this fund building on the success of its two predecessor funds."

For further information, please contact:

Schroder Ventures (London) Limited
Alice Todhunter                                                    020 7010 8925

Weber Shandwick Square Mile                                        020 7067 0700
Peter Corbin



Notes to Editors:

SVIIT is a top performing quoted investment vehicle for the smaller institutional and private investor in the international private equity market. Established in 1996, SVIIT is a private equity fund of funds and fund advisory business. The Group has committed over GBP1 billion to private equity since its inception and has holdings valued at over GBP463 million1 in 22 private equity funds managed or advised by Schroder Ventures and Permira.

For the past five years, the group's compound growth in NAV has been 17.5% (as at 30 December 2002) - outperforming its peer group of listed private equity companies and public market indices.

1 At 31 December 2002



SVIIT's diversified shareholder base includes some of the world's largest fund managers along with an increasing number of private individuals. It offers a number of benefits to both institutional and private investors including:

- Access - to a broad range of international private equity investments with a low minimum investment level
- Liquidity - as a publicly listed company it provides greater liquidity for investors than private equity funds, which are generally 10 year limited liability partnerships

The Group is listed on the LSE (RIC: SVI.L). Its shares can be bought through a stockbroker and are also available through an ISA or the Schroder Investment Trust Dealing Service (Schroder Client Line on freephone 0870 606 0268).

For further information visit SVIIT's website at www.sviit.co.uk

                              - ends -

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SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                 SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC




Date: 28 JULY 2003

                                 By:/s/John Spedding
                                       John Spedding
                                       Company Secretary
                                       For and on behalf of Schroder Investment
                                       Management Limited, Secretaries